August 23, 2010

Mark C. Shannon
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ridgewood Energy O Fund, LLC Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 22, 2010 File No. 000-51924

Dear Mr. Shannon:

Ridgewood Energy Corporation (“Ridgewood” or the “Manager”), the manager of Ridgewood Energy O Fund, LLC (the “Fund”), submits this response to the August 9, 2010 comment letter from the staff of the Securities and Exchange Commission (“SEC” or “Commission”) regarding the above referenced filing (the “Comment Letter”).

Form 10-K for Fiscal Year Ended December 31, 2009

Exhibit 99-Report of Ryder Scott Company, L.P.

1)           SEC Comment:       Please consult with Ryder Scott to obtain a modified report in response to our prior comment three and file the modified report in an amendment consisting of a cover page, an explanatory note regarding the amendment, an updated exhibit listing, the updated report filed as an exhibit, and currently dated signature pages and certifications.  Please also apply this comment to any other Ridgewood funds to which it is relevant.

Ridgewood Response:   On August 23, 2010, the Fund, and all other funds managed by the Manager, filed an amendment to their respective annual reports on Form 10-K incorporating the information requested.

Closing Comments

Attached, as Exhibit A, is a written statement from the Fund to the Commission acknowledging that (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and (iii) Ridgewood may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that you have any question or comments, please feel free to contact me at (201) 447-9000.  Thank you.

Very truly yours,

/s/ Kathleen P. McSherry
Kathleen P. McSherry
Executive Vice President and Chief Financial Officer

EXHIBIT A

WRITTEN STATEMENT OF
RIDGEWOOD ENERGY O FUND, LLC

In connection with the response of Ridgewood Energy O Fund, LLC (the “Fund”), to the letter from the Securities and Exchange Commission (the “Commission”), dated August 9, 2010, the Fund acknowledges as follows:

•	The Fund is responsible for the adequacy and accuracy of the disclosures in each of their respective filings of their annual report on Form 10-K.

•
Comments from the Commission’s staff or changes in the disclosures made on the amended registration statements in response to staff’s comments do not foreclose the Commission from taking any action with respect to the filings.

•	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged this 23rd day of August, 2010.

RIDGEWOOD ENERGY O FUND, LLC

By:    /s/ Kathleen P. McSherry
Name: Kathleen P. McSherry
Title: Executive Vice President and Chief Financial Officer